April 27, 2006

SENT VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
File No. 000-25137

Dear Ms. Collins:

We have received your letter, dated April 6, 2006, conveying comments of the staff of the United States Securities and Exchange Commission (“Commission”) regarding specified periodic and current reports filed by Concur Technologies, Inc. (“Company” or “Registrant”). The Company’s responses to your comments are provided below. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statements of Operations, page 39

1.	Tell us how you considered the guidance in Rule 5-03 of Regulation S-X which states that if income is derived from more than one of the sub-captions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner.

Response: In its recent filings on Form 10-K and Form 10-Q Registrant disclosed revenues under the captions Subscription, Consulting and Other. Under the guidance of Regulation S-X, Rule 5-03.1, Subscription and Consulting would both be classed under subcaption (d) – revenue from services – and Other would be classed under subcaption (a) – net sales of tangible products. Registrant elected to provide the further breakdown of services revenue into Subscription and Consulting in order to provide additional information to investors.

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April 27, 2006

Registrant has combined costs and expenses applicable to both revenue classes in its Cost of Operations. Registrant believes that where a single class of revenue (services) has been presented in more detail (subscription and consulting) registrant is not required to break down the costs and expenses associated with that single class of revenue. With respect to costs and expenses related to Other revenue, these amounts were less than 5% of total costs of revenue for the year ended September 30, 2005 and the quarter ended December 31, 2005, respectively.

In future filings, Registrant will report costs and expenses applicable to each class of revenues presented. In its earnings release filed as an exhibit to its Current Report on Form 8-K dated April 26, 2006, Registrant has so reported costs and expenses.

Note 6. Income Taxes, page 55

2.	We note that the Company continues to recognize a full valuation for your net deferred tax asset balance as “sufficient uncertainty exists regarding the ability to realize such tax assets in the future.” You further indicate that the relatively short history of your subscription model makes your future taxable position difficult to evaluate. Your disclosures in MD&A, however, indicate that the subscription model provides more stable and predictable revenues and operating results and you expect your subscription revenues to increase in fiscal 2006. We also note that you have been offering these subscription services since 1999. Please reconcile these disclosures and explain how the company applied the guidance in paragraph 17(e) of SFAS 109 in determining that it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

Response: Registrant’s revenues from subscription services grew from 3% of total revenue in fiscal 2000 (the first year of meaningful subscription revenue) to 74% of total revenue in fiscal 2005. During that time, Registrant’s earnings grew from a loss of $75.7 million in fiscal 2000 to net income of $5.4 million in fiscal 2005. Registrant first reported net income in the third quarter of fiscal 2003. Increased predictability of revenue from subscription services has aided Registrant in achieving profitability by allowing Registrant to more timely and efficiently manage planned expenditures. However, non-subscription services revenues totaled $18.8 million in fiscal 2005 compared to earnings of $5.4 million and are still meaningful to Registrant’s ability to maintain profitability. Registrant also expects to generate for the first time in its history taxable earnings in fiscal 2006.

Based on the building body of evidence during fiscal 2004 and 2005 Registrant began to evaluate the likelihood of continued, sustainable profitability. Registrant considered whether the history of profitable earnings met or was trending toward multiple years of successfully improving earnings and, if so, whether future profitability was more likely than not. As of the end of fiscal 2004, which was Registrant’s first full year of

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sustained profitability, Registrant concluded that there was insufficient historic evidence to conclude it was more likely that not that Registrant would utilize all or some portion of its deferred tax assets. During the first half of fiscal 2005, Registrant continued to operate according to expectations. However, Registrant concluded that with only eight quarters of profitability and only $1.5 million in cumulative profit during the first half of fiscal 2005 there was still insufficient evidence to conclude that it was more likely than not that some portion of the deferred tax assets would be realized. During the second half of fiscal 2005 Registrant began negotiations to acquire another business. Registrant believed it was likely that the acquisition would be consummated and would introduce additional risk into Registrant’s business, as the business to be acquired provided services in a different market. At the end of fiscal 2005, Registrant concluded, based on the continued progress of the acquisition, that this incremental risk created sufficient uncertainty to render impracticable a reasonably conclusive expectation that it was more likely than not to operate profitably as a combined business. The acquisition of this entity was consummated January 23, 2006.

Registrant expects that the first three to six months of combined operations after the acquisition will generate sufficient operating experience and evidence of future financial performance to allow Registrant to more conclusively evaluate whether the combined entity is more likely than not to realize some portion of its deferred tax assets. In anticipation of this evaluation, Registrant increased its disclosure in its annual filing on Form 10-K for the fiscal year ended September 30, 2005 and in its filing on Form 10-Q for the quarter ended December 31, 2005. Registrant intends to continue to monitor its performance against expectations and under the guidance in paragraph 17(e) of SFAS 109, determine when and if it is more likely than not that some portion or all of the deferred tax assets will be realized.

Item 9A. Controls and Procedures, page 63

3.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, [your] disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act.” Clarify, if true, that as of September 30, 2005 and December 31, 2005 your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act was accumulated and communicated to your management, including your Chief Exchange Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Tell us what consideration you gave to including this information in your periodic filings. We refer you to Exchange Act Rule 13a-15(e).

Response: Registrant supplementally confirms that as of September 30, 2005 and December 31, 2005, its officers concluded that Registrant’s disclosure controls and

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April 27, 2006

procedures were effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Registrant believes that this conclusion is implicit in its disclosures, as Rule 13a-15(e) defines disclosure controls and procedures and describes what they necessarily include. Registrant intended for its prior disclosure to suggest that its disclosure controls and procedures were effective to ensure that information required to be disclosed by it in Exchange Act reports was accumulated and communicated to management, including top management, to allow timely decisions regarding required disclosure.

Registrant intends to add clarifying language in its future filings, for avoidance of doubt. Registrant’s proposed new language is as follows:

“The Securities and Exchange Commission, or SEC, defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective for the purpose described above as of the end of the period covered by this report.”

Certifications Pursuant to Securities Exchange Act Rule 13a-14(a), Exhibits 31.01 and 31.02

4.	We note that paragraph 4 of your certifications required by Exchange Act Rule 13a-14(a) appear to be inconsistent with the form provided in Exhibit 31 of Item 601 of Regulation S-K and SEC Release No. 33-8238. Please explain how you concluded that these certifications are in compliance with this guidance. You may also contact the Staff to discuss how you may rectify these disclosures.

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April 27, 2006

Response: The paragraphs referenced in your comment were unintentionally omitted, as this was the first time that the additional language was required in these certifications for this Registrant. As discussed by Mr. Adair and Ms. Coleman, Registrant intends to file an amendment to its Form 10-K for the sole purpose of filing the corrected certifications as Exhibits 31.1 and 31.2.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Item 4. Controls and Procedures, page 25

5.	We note your statement that “any system of controls, including disclosure controls and procedures and internal controls over financial reporting, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.” Clarify, if true, that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of December 31, 2005. Tell us how you considered disclosing this information under Item 4. We refer you to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at, <http://www.sec.gov/rules/final/33-8238.htm>.

Response: Registrant intended to comply fully with the requirements of Item 4 and disclosed the conclusions of its principal executive officer and its principal financial officer regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report. Registrant’s cautionary note about the limitations on effectiveness of control systems applies to every system of controls, at every organization, and was intended as general cautionary information for investors, not as a specific on Registrant’s controls design.

Registrant supplementally advises the staff that its disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that its chief executive officer and chief financial officer have concluded that its disclosure controls and procedures are in fact effective at the reasonable assurance level. Registrant intends to add clarifying language in its future filings, for avoidance of doubt. Registrant’s proposed new language is as follows (the new language is in bold; please note the effectiveness of the disclosure controls and procedures is addressed in an earlier paragraph under Item 4, which will be revised as described in response 3):

“It should be noted that any system of controls, including disclosure controls and procedures and internal controls over financial reporting, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. The design of any control system is based, in

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part, upon the benefits of the control system relative to its costs. Our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and the actual effectiveness of our disclosure controls and procedures is described above.”

Form 8-K Filed November 9, 2005 and Form 8-K Filed January 25, 2006

6.	Tell us what consideration you have given to including the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. At a minimum, tell us what consideration you gave to disclosing the substantive reasons why you believe that presentation of the non-GAAP financial measures provide useful information to investors and, to the extent material, the additional purpose(s) for which you use the non-GAAP financial measure. For instance, explain why management believes that compensation expense is not indicative of the Company’s core operating results. Such disclosures regarding the usefulness of the non-GAAP measures should separately address each of the measures created by your presentation. Please explain to us how you considered separately addressing these disclosure requirements for each non-GAAP measure in your current presentation.

Response: Items 10(e)(1)(i)(C) and (D) of Regulation S-K require Registrant to disclose the reasons why its management believes that presentation of a non-GAAP financial measure provides useful information to investors regarding the Registrant’s financial condition and results of operations, and the additional purposes, if any, for which management uses the non-GAAP financial measure. The FAQ suggests additional disclosure that may apply when recurring items are eliminated in non-GAAP financial measures.

Registrant intended its disclosures in the referenced Form 8-K to comply with these requirements. In calculating its non-GAAP operating income and non-GAAP net income, Registrant eliminated costs associated with an abandoned acquisition which it believes is a non-recurring event, and eliminated the effects of two non-cash expenses that it believes are generally eliminated by analysts and investors and that Registrant eliminates in the management of its business. The eliminated charges are amortization of acquired intangible assets and FAS 123R expense.

Registrant understands that investors and analysts that report on Registrant’s performance maintain models of Registrant’s performance from period to period that eliminate the effects of these charges. For itself, Registrant manages its business specifically using non-GAAP net income that eliminates these expenses. Registrant also believes that its disclosure makes clear that management uses these non-GAAP financial measures in the management of Registrant’s business. For example, management’s cash incentive compensation is determined in part by performance relative to non-GAAP earnings per share.

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Registrant identifies these amounts in MD&A disclosure, as permitted or required, and in its earnings announcement Registrant merely seeks a simple, summarized, convenient way to present the impact of those adjustments at the same time that it reports its GAAP results. Registrant believes that making this widely-sought information available in its press release and Form 8-K disclosure tends to level the playing field among investors.

In its Form 8-K Item 2.02 disclosure, Registrant addressed the substantive reasons why these non-GAAP measures are useful to investors (and management) – because they exclude the effect of some non-cash expenses that are required under GAAP but that Registrant believes are not indicative of its core operating results, and because the measures enhance comparability of results between periods.

Registrant believes that analysts and investors may reasonably exclude amortization of acquired intangible assets in their assessment of Registrant’s business performance, because this non-cash item is not related to any cash expense by registrant. Moreover, it is a fixed charge that does not respond to changes in a company’s business. Due to these considerations, and because Registrant understands that many of its investors track the company this way, Registrant also elects to monitor non-GAAP net income in making decisions about its business.

Registrant also believes that analysts and investors may reasonably exclude share-based compensation in assessing Registrant’s business performance. As is the case for amortization of acquired intangible assets, share-based compensation expense has no associated cash expense for Registrant. Net income that excludes expenses of this nature provides arguably important information to Investors, who for example may wish to distinguish a company that manages its business using more equity and less cash to compensate employees. In addition, investors may wish to view the business using non-GAAP measures that Registrant chooses to use to manage its business.

Finally, Registrant notes that investors who prefer to review GAAP information alone are able to do so, and that presenting its non-GAAP financial measures allows investors who wish to analyze that information to do so easily, but along with the GAAP financial information for context and quantitative reconciliation for clarity. This presentation also facilitates comparison across periods to show results calculated on a consistent basis.

Registrant is also aware of the staff’s guidance under Questions 8 and 9 in its FAQ Regarding the Use of Non-GAAP Financial Measures (June 2003). Registrant endeavors to comply with those considerations in its Form 8-K disclosures.

Registrant agrees that its explanatory disclosures regarding its use of non-GAAP financial measures could be improved, and intends in future filings to provide more detailed disclosure. Registrant’s new language, applied to its most recent earnings

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announcement, which was filed as an exhibit to its Current Report on Form 8-K dated April 23, 2006, is attached to this letter as Attachment A.

With respect to presenting separately the analysis of non-GAAP financial information for each non-GAAP financial measure used, Registrant believes that, in this case, to do so may be redundant and unhelpful to investors because the same considerations apply to each of the measures in each of the fiscal periods presented. Registrant presents essentially two non-GAAP financial measures – operating income (and the related non-GAAP operating margin) and non-GAAP net income (and the related non-GAAP net income per share). Only two lines – other income, net, and provision for income taxes – separate these two measures, but Registrant believes that many investors wish to be informed of each on this non-GAAP basis. The same rationale for presenting the two measures on a non-GAAP basis applies to both measures, and applies equally for the different time periods presented.

7.	Also, tell us what consideration you have given to including a quantitative reconciliation of the differences between each of the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure pursuant to 10(e)(1)(B) of Regulation S-K.

Response: Registrant believes that the required quantitative reconciliations are substantively provided in the notes to its Statements of Operations that were included with Registrant’s earnings announcement press release and filed as an exhibit to its Form 8-K. However, in light of the staff’s comments, registrant intends in future filings to include such quantitative reconciliation of the differences between each of the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure in tabular form for clarity. Registrant’s new form of tabular reconciliation, which was part of its press release that was filed as an exhibit to its Current Report on Form 8-K dated April 23, 2006, is attached to this letter as Attachment A.

*        *        *

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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April 27, 2006

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact John Adair, our Chief Financial Officer, at (425) 497-6439, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele
Kyle R. Sugamele Chief Legal Officer

cc:	John Adair, Concur Technologies

Horace Nash, Fenwick & West LLP

Kelly Snow, Deloitte & Touche LLP

April Coleman, SEC

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April 27, 2006

Attachment A

About Concur’s Non-GAAP Financial Measures

This release contains non-GAAP financial measures. The tables above reconcile the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Non-GAAP financial measures should not be considered as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Concur’s non-GAAP financial measures do not reflect a comprehensive system of accounting, and they differ from GAAP measures with similar names and from non-GAAP financial measures with the same or similar names that are used by other companies. We strongly urge investors and potential investors in our securities to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures that are included in this release, and our consolidated financial statements, including the notes thereto, and the other financial information contained in and our periodic filings with the SEC and not to rely on any single financial measure to evaluate our business.

Concur believes that its non-GAAP financial measures provide meaningful supplemental information regarding Concur’s operating results because they exclude amounts that Concur excludes as part of its monitoring of operating results and assessing the performance of the business. We believe that our non-GAAP financial measures also facilitate the comparison of results for current periods and business outlook for future periods with results of past periods. Concur presents the following non-GAAP financial measures in this release: non-GAAP operating income; non-GAAP operating margin; non-GAAP net income; and non-GAAP earnings per share. Concur excludes the following items from each of these non-GAAP financial measures:

Share-based compensation expenses. Our non-GAAP financial measures exclude share-based compensation expenses, which consist of expenses for stock options that we began recording under SFAS 123(R) in the first quarter of fiscal 2006. We exclude these expenses from our non-GAAP financial measures primarily because they are non-cash expenses that we do not consider part of ongoing operating results when assessing the performance of our business, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and business outlook for future periods with results for prior periods, which did not include share-based compensation expenses.

Amortization of acquired intangible assets. In accordance with GAAP, operating expenses include amortization of software and other technology assets, other purchased intangible assets such as customer lists and covenants not to compete. We exclude these items from our non-GAAP financial measures because they are non-cash expenses that we do not consider part of ongoing operating results when assessing the performance of

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our business, and we believe that doing so facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories.

Costs associated with an abandoned acquisition. In the first quarter of fiscal 2005 we recorded costs related to a potential acquisition of another company that we evaluated and chose not to pursue. We excluded this amount from our non-GAAP financial measures because we believe it is non-recurring and is not indicative of our ongoing business operations.

Except as noted below, we believe that all of the following considerations apply equally to each of the non-GAAP financial measures that we present:

•	Our management uses non-GAAP operating income (including the derived non-GAAP operating margin), non-GAAP net income and non-GAAP earnings per share in internal reports used by Concur’s management in monitoring and making decisions regarding Concur’s business. For example, these measures are used in monthly financial reports prepared for management, and in quarterly reports to Concur’s Board of Directors. Concur also uses non-GAAP earnings per share as a measure that determines executive cash incentive compensation, along with GAAP measures, such as revenue.

•	Because share-based compensation and amortization of acquired intangible assets are non-cash in nature, Concur believes that non-GAAP operating income, non-GAAP net income and non-GAAP earnings per share provide a more focused view of the operations of its business. In particular, share-based compensation amounts are difficult to forecast, because the magnitude of the charges depends upon the volume and timing of stock option grants – which are unpredictable and can vary dramatically from period to period – and external factors such as interest rates and the trading price and volatility of the company’s common stock. Excluding these share-based payments amounts improves comparability of the performance of the business across periods.

•	The principal limitation of Concur’s non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded. In addition, non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures.

•	To mitigate this limitation, Concur presents its non-GAAP financial measures in connection with its GAAP results, and recommends that investors do not give undue weight to its non-GAAP financial measures. Concur notes that the dilutive effect of outstanding options is reflected in fully-diluted shares outstanding used in calculating both GAAP earnings per share and our non-GAAP earnings per share.

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•	Concur’s management believes that its non-GAAP financial measures provide useful information to investors because it allows investors to view the business through the eyes of management, facilitates comparison of its results across historical and future periods, and because its non-GAAP financial measures provide a special focus on the underlying operating performance of the business relative to expectations.